Darin Smith

Lead Director & Associate General Counsel

(319) 573-2676

September 24, 2020

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re: Equitable Financial Life Insurance Company

Post-Effective Amendment No.1 to Registration Statement on Form S-3

File No. 333-236445

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the comments you provided with respect to the above-referenced filing for Equitable Financial Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

General

1.	Please include the date of the current prospectus.

Response: The Company will include the date.

2.	Please disclose that the new securities indices are being added for 1-year Segments.

Response: The disclosure has been revised as requested.

3.	Please disclose in the chart that the minimum Performance Cap Rate for -15% and -20% Segment Buffers are 15% and 20%, respectively.

Response: The disclosure has been revised as requested.

Adding Enhanced Upside Segments

4.	Please disclose that if the Index Performance Rate is flat or negative the Enhanced Upside Rate will not apply.

Response: The disclosure has been revised as requested.

5.	Please disclose that Enhanced Upside Rate will be disclosed at least two weeks before the Segment Start Date and provide the website where it can be found.

Response: The disclosure has been revised as requested.

6.	Please disclose the minimum Enhanced Upside Rate.

Response: The disclosure has been revised as requested.

7.	Please disclose that the Company will not open an Enhanced Upside Segment with an Enhanced Upside Rate below the minimum and that the rate will not change during the Segment Duration.

Response: The disclosure has been revised as requested.

8.	Please confirm supplementally that an 80% Performance Cap Rate and 125% Enhanced Upside Rate are reasonable.

Response: The 80% Performance Cap Rate is reasonable based on recent suggested bids analysis, current market conditions and an 125% Enhanced Upside Rate. The Enhanced Upside Rate is set solely at the Company’s discretion.

9.	Please confirm supplementally that the Company intends to initially offer Enhanced Upside Segments with an 80% Performance Cap Rate and 125% Enhanced Upside Rate.

Response: The Company sets the Performance Cap Rate for Enhanced Upside Segments based on several factors including the various bids it receives from third parties based on current market conditions and the Enhanced Upside Factor. If those factors, including the bids received, suggest a Performance Cap Rate of 80%, the Company will likely set a Performance Cap Rate of 80%. The Company currently intends to initially use an Enhanced Upside Rate of 125%.

10.

Please confirm supplementally that if Enhanced Upside Segments are initially offered with a Performance Cap Rate of 80%, Standard Segments using same Index and Segment Buffer and Segment Start Date will have a higher Performance Cap Rate.

Response: Yes, Enhanced Upside Segments will generally have a lower Performance Cap Rate than Standard Segments with the same Index, Segment Duration and Segment Buffer. That said, the Company sets the Performance Cap Rate for Standard Segments based on several factors including the various bids it receives from third parties based on current market conditions, like it does for Enhanced Upside Segments. The Company is not currently aware of any current market conditions which would cause the bids to deviate from the above general statement.

11.	Please disclose that if the Index Performance Rate is flat that the Enhanced Upside Rate will not apply and the Segment Rate of Return will be zero.

Response: The disclosure has been revised as requested.

12.

Please disclose that if the Index Performance Rate is more negative than the Segment Buffer that the Enhanced Upside Rate will not apply and that the Segment Rate of Return will be negative equal to equal to the extent of the percentage exceeding the Segment Buffer.

Response: The disclosure has been revised as requested.

13.	Please change “inclusive of both” to “or equal to either”.

Response: The disclosure has been revised as requested.

14.

Please consider breaking the first box in the Segment Rate of Return chart into two boxes – one for Index Performance Rates equaling or exceeding the Performance Cap Rate and another for positive Index Performance Rates up to the Performance Cap Rate.

Response: The state-filed rider uses the same box structure as is currently in the supplement. Accordingly, the Company respectfully prefers to follow the rider structure instead of having one box for Index Performance Rates equaling or exceeding the Performance Cap Rate and another box for positive Index Performance Rates up to the Performance Cap Rate.

15.	Please disclose how you calculate the 50% in the example.

Response: The disclosure has been revised as requested.

16.	Please add an example showing a negative Index Performance Rate between 0 and -10%.

Response: The disclosure has been revised as requested.

17.	Please revise the example which includes the Return of Premium death benefit to show an Index Performance Rate which is more negative than the Segment Buffer.

Response: The disclosure has been revised as requested.

18.

Please revise the third to last risk factor to disclose that the impact from the Enhanced Upside Rate on the Segment Rate of Return may be limited by the Performance Cap Rate above certain Index Performance Rates. Also please disclose that this means you will receive the Performance Cap Rate instead of the fully enhanced Index Performance Rate as your Segment Rate of Return if the Index Performance Rate exceeds the Performance Cap Rate.

Response: The disclosure has been revised as requested.

Adding Securities Indices

19.	Please disclose the added indices will be used with 1-year Standard Segments.

Response: The disclosure has been revised as requested.

20.	Please confirm the names of the added indices.

Response: The Company has confirmed the names.

21.	Please change “securities” to “companies” if applicable.

Response: The disclosure has been revised as requested.

Please also note the following changes to the Prospectus

22.	Please move #2 into the Supplement under Section 5.

Response: The disclosure has been revised as requested.

23.	Please delete #3 and #4.

Response: The disclosure has been revised as requested.

24.	Please move #5 and #6 into the Supplement under Section 5.

Response: The disclosure has been revised as requested.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith
Darin Smith